Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Infinera Corporation for the registration of common stock, preferred stock, debt securities, warrants, purchase contracts and units and to the incorporation by reference therein of our reports dated March 4, 2020, with respect to the consolidated financial statements and schedule of Infinera Corporation, and the effectiveness of internal control over financial reporting of Infinera Corporation, included in its Annual Report (Form 10-K) for the year ended December 28, 2019, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

San Jose, California

August 12, 2020